UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

September 21, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant, titled: “D. Medical Issued U.S. Patent No. 8,021,334”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D. MEDICAL INDUSTRIES LTD.
(Registrant)

Date: September 21, 2011	By:	/s/ Amir Loberman
Amir Loberman
Chief Financial Officer

News Release
For Immediate Release

D. Medical Issued U.S. Patent No. 8,021,334

Tirat Carmel, Israel – September 21, 2011 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMED) ("D. Medical" or the “Company”), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, announced today that it has been granted U.S. Patent No. 8,021,334, entitled "Drug Delivery Device and Method."

This patent protects innovative valve technology that allows safe and reliable administration of a desired amount of insulin. Amongst other features, the technology is able to detect malfunctions that may lead to over or under administration.  It comprises an integral part of D. Medical’s proprietary Intellispring™ and Total Line Control™ systems, which are at the heart of its "Spring™ Zone" and “Spring™ Hybrid” insulin pumps.

Hezkiah Tsoory, D. Medical’s Chief Operating Officer, commented, “As we continue to work toward the commercialization of our Spring pump technology, it is important that the many innovations that define these products are well protected. This U.S. patent issuance serves to strengthen D. Medical’s already formidable intellectual property estate."

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology.  D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.  For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales and cost of sales, manufacturing volumes, the cost-effectiveness of its spring-based design, target markets, regulatory approvals and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507135
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 212-618-6347
stephen@dmedicalindustries.com

Israeli Investor Relations

Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il